





SECURITI

05038086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER

8- 47617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1 / 1 /04___ AND ENDING ___12/31/04___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Investment Management Corporation*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___563 W 500 S   Suite 225___
                  (No. and Street)

___Bountiful___   ___UT___   ___84010___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Robison - Hill & Co.___
                  (Name – *if individual, state last, first, middle name*)

___1366 E Murray - Holladay Rd , Salt Lake City, UT 84117___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

_____
FOR OFFICIAL USE ONLY

_____

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Brian Y. Horne_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Investment Management Corporation_ , as of _December 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. _N/A_
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. _None_

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Independent Auditor's Report



ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants

BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying statements of financial condition of Investment Management Corporation as of December 31, 2004 and 2003 and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted,

Certified Public Accountants

Salt Lake City, Utah
February 9, 2005

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Current:		
Cash and Cash Equivalents	$ 36,286	$ 31,667
Investment in Securities	29,791	25,689
Deposits With Clearing Organization	35,000	35,000
Deposits Other	1,754	1,754
Receivable From Brokers and Dealers	42,685	55,515
Total Current Assets	145,516	149,625
Furniture & Fixtures	12,070	12,070
Less Accumulated Depreciation	(7,035)	(5,388)
Net Fixed Assets	5,035	6,682
Total Assets	$ 150,551	$ 156,307
Liabilities and Stockholders' Equity		
Accounts Payable	$ 4,100	$ 34,139
Accrued Expenses	64,512	68,487
Income Tax Payable	1,105	100
Total Liabilities	69,717	102,726
Stockholders' Equity		
Common Stock, $.01 par value, 1,000,000 shares		
Authorized, 510,000 shares issue and outstanding	5,100	5,100
Paid In Capital	69,900	69,900
Retained Earnings (Deficit)	5,834	(21,419)
Total Stockholders' Equity	80,834	53,581
Total Liabilities and Stockholders' Equity	$ 150,551	$ 156,307

The accompanying notes are an integral part of these financial statements.

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Commissions	$ 2,720,627	$ 1,162,184
Interest & Miscellaneous Income	23,994	363
Total Revenues	2,744,621	1,162,547
Expenses		
Employee Compensation	178,877	81,923
Commissions	2,340,240	865,593
Communications	9,221	9,600
Occupancy and Equipment Rental	23,225	23,650
Payroll Taxes	14,605	6,591
Other Operating Expenses	150,095	189,122
Total Expenses	2,716,263	1,176,479
Income (Loss) Before Income Taxes	28,358	(13,932)
Income Taxes	(1,105)	(100)
Net Income (Loss)	$ 27,253	$ (14,032)

The accompanying notes are an integral part of these financial statements.

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Common Stock | | Paid In | Retained Earnings | Total Stock-holders' |
	Shares	Amount	Capital	(Deficit)	Equity
Balance at December 31, 2002	510,000	$ 5,100	$ 69,900	$ (7,387)	$ 67,613
Net Income (Loss)	-	-	-	(14,032)	(14,032)
Balance at December 31, 2003	510,000	5,100	69,900	(21,419)	53,581
Net Income (Loss)	-	-	-	27,253	27,253
Balance at December 31, 2004	510,000	$ 5,100	$ 69,900	$ 5,834	$ 80,834

The accompanying notes are an integral part of these financial statements.

3

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows From Operating Activities:		
Net Income (Loss)	$ 27,253	$ (14,032)
Adjustments to Reconcile Net Income to Cash		
Provided by Operating Activities:		
Depreciation	1,647	630
Unrealized (Gain) or Loss from Investment in Securities	(859)	-
(Increase) Decrease in Receivable Brokers and Dealers	12,830	(34,674)
Increase (Decrease) in Accounts Payable	(30,039)	33,889
Increase (Decrease) in Accrued Expenses	(2,970)	49,562
Total Adjustments	(19,391)	49,407
Net Cash Provided (Used) by Operating Activities	7,862	35,375
Cash Flows from Investing Activities:		
Purchase of Furniture & Fixtures	-	(6,019)
Purchase of Securities	(3,779)	(23,289)
Reinvested Dividends	536	-
Net Cash Provided (Used) by Investing Activities	(3,243)	(29,308)
Net Cash Provided (Used) by Financing Activities	-	-
Net Increase in Cash and Cash Equivalents	4,619	6,067
Cash and Cash Equivalents, Beginning of Year	31,667	25,600
Cash and Cash Equivalents, End of Year	$ 36,286	$ 31,667
Income Taxes	$ 100	$ 100
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The summary of accounting policies of Investment Management Corporation is presented to assist in understanding the Company's financial statements. The accounting principles conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History And Dividend Policy

The Company was incorporated under the laws of the State of Nevada on August 18, 1994 under the name of Kunz & Cline Management, Inc., changed its domicile to Utah on January 11, 1999, and changed its name to Investment Management Corporation on October 14, 1999. The Company was in the development stage as of December 31, 1994. The Company commenced planned principal operations on January 1, 1995. The Company has at the present time not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Business

The Company engages in the business of a securities broker/dealer and operates as a fully disclosed correspondent broker.

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting. Customers' securities and commodities transactions are recorded on a settlement date basis with related commissions and expenses recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash And Cash Equivalents

For the purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made in the 2003 financial statements to conform with the 2004 presentation.

Furniture, Equipment and Organizational Costs

Furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

Office furniture and equipment   5-10 years

Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement for office equipment with an officer of the corporation. See note 4.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $72,246 and $44,031 which was $67,246 and $39,031 in excess of its required net capital of $5,000 for 2004 and 2003, respectively. At December 31, 2004 and 2003, the Company's net capital ratio was 0.96 and 2.33, respectively.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4 - RENT AND LEASE EXPENSE

     The Company utilizes office equipment under a cancelable lease between the corporation and an officer of the corporation. The equipment lease is based on the profitability of the Company and is negotiated monthly. The amount due under this lease may not exceed $1,000 per month. As of December 31, 2004, no lease payments for equipment under this lease have been paid or accrued, nor are any amounts due.

     The Company occupies offices under an operating lease beginning February 1, 2002 and ending January 31, 2007.

The minimum future lease payments under these leases for the next five years are:

Year Ended December 31,	Real Property	Equipment
2005	$ 23,685	-
2006	24,633	-
2007	2,053	-
2008	-	-
2009	-	-
Total minimum future lease payments	$ 50,371	$ -

     The leases generally provides that insurance and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

NOTE 5 - INCOME TAX

     At December 31, 2004, the Company utilized its net operating loss carryforward totaling approximately $22,900. The loss carryforward would have expired in years beginning 2028 if not used. As of December 31, 2004, the Company has a net operating loss carryforward of $0.

     Income tax expense was $1,105 and $100 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6 - INVESTMENTS

     As of December 31, 2004 and 2003, the market value of Investment in Securities was $29,791 and $25,689, respectively. An unrealized gain (loss) of $859 and $0 has been recorded in miscellaneous income for the years ended December 31, 2004 and 2003.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 7 - CONTINGENCIES

In the normal course of business activities, the Company is subject to various regulatory agencies who review the Company's operations. At the conclusion of a review by the National Association of Securities Dealers (NASD), the NASD began an investigation of the company for alleged securities violations in regard to the private placement of securities of a third party issuer in which the Company acted as agent. The NASD 3RD District Business Conduct Committee ("DBCC"), following a hearing has proposed the certain fines and other sanctions. The Company appealed the DBCC's decision to the National Adjudicatory Council ("NAC"). The NAC made its decision on July 7, 1999. The NAC affirmed the decision of the BDCC on three of four caused and reversed the DBCC's decision on one cause. The NAC proposed fines and other sanctions as follows: the Company and Kevin Kunz would be fined jointly and severally in the amount of $20,000 plus $2,597 in court costs, Kevin Kunz would be fined individually in the amount of $5,000, Kevin Kunz would be suspended for 15 days in a registered capacity with the NASD and one year in a principal capacity, and Mr. Kunz would be required to requalify as a principal and registered representative by examination. The Company appealed the NAC's decision to the U.S. Securities & Exchange Commission (SEC). On January 16, 2002, the SEC made its order sustaining the both the disciplinary action taken and the assessment of costs imposed by the NASD. The Company has 60 days from the date of the Order to file a petition with the United states Court of Appeals requesting that the Order be modified or set aside in whole or in part. The Company filed a petition with the United State Court of Appeals requesting that the Order be modified or set aside in whole or in part. The petition was to be heard on March 11, 2003. At the same time, the Company sought and was granted a stay of execution by the SEC pending decision on the petition. On March 28, 2003, the United States Court of Appeals for the Tenth Circuit affirmed the Order of the SEC in all respects and the Company was fined $22,597. The Company took no further action on the matter.

The NASD commenced a disciplinary action against the Company with the NASD Office of Hearing Officers. The Complaint alleges the Company (a) conducted a securities business while failing to maintain the minimum required net capital; (b) failed to maintain accurate books and records; (c) filed inaccurate quarterly financial or "FOCUS" reports; (d) filed an incomplete and materially inaccurate notice with the United States Securities & Exchange Commission; (e) failed to file required information with the NASD; (f) permitted an inactive person to function in a capacity requiring registration; and (g) maintained inadequate supervisory procedures. The Company answered the Complaint and denied each of the material allegations. The case was heard on April 8-9, 2002 by and Office of Hearing Officers Panel. On August 23, 2002, the Hearing Panel made its decision and found for the Department of Enforcement on all counts of its Complaint. As a result, the Company was fined $28,757, jointly and severally with Kevin Kunz, the Company's Financial Operations Principal. In addition, the Company was assessed $3,816.28 in costs, jointly and severally with Kunz. On September 16, 2002, the Company filed a Notice of Appeal to the NASD National Adjudicatory Council. The Company appealed from all conclusions and findings that resulted in sanctions. On December 15, 2003, the NASD National Adjudicatory Council affirmed the Hearing Panel Decision in all respects and the Company was fined $33,888. The Company has taken no further action and does not plan to do so.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS DECEMBER 31, 2004 AND 2003



ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants

BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying financial statements of Investment Management Corporation as of and for the year ended December 31, 2004, and have issued our report thereon dated February 9, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robison, Hill & Co.

Certified Public Accountants

Salt Lake City, Utah
February 9, 2005

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital		
Total Stockholders' Equity Qualified For Net Capital	$ 80,834	$ 53,581
Deductions and/or Charges:		
A. Non-allowable assets		
Furniture, Equipment and Organizational costs	5,035	6,682
Deposits Other	1,754	1,754
Notes Receivable	-	-
Total Deductions and/or Charges	(6,789)	(8,436)
Net Capital Before Haircuts on Securities Position	74,045	45,145
Haircuts on Securities		
Trading and Investment Securities		
Other Securities	1,670	1,114
Undue Concentration	-	-
Total Haircuts on Securities	1,670	1,114
Net Capital	$ 72,375	$ 44,031
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 4,100	$ 34,139
Accrued Expenses	64,512	68,487
Income Tax Payable	1,105	100
Checks in Excess of Cash	-	-
Total Aggregate Indebtedness	$ 69,717	$ 102,726
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 67,375	$ 37,183
Excess Net Capital at 1000%	$ 65,403	$ 33,759
Ratio: Aggregate indebtedness to net capital	0.96 to 1	2.33 to 1

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

	2004	2003
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5		
as of December 31, 2004)		
Net Capital, As reported in Company's		
Part II (Unaudited) FOCUS Report	$ 72,620	$ 35,503
Correction to Shortcut Calculation	-	(16)
Non-Allowable Fixed Assets	-	(6,682)
Depreciation Expense	-	(630)
Correction to Beginning Retained Earnings	(14)	1,193
Accrue Commissions Receivables	-	6,991
Reclassify Fixed Assets Out of Expenses	-	6,019
Net Representative Receivables to Payables	-	1,653
Other Audit Adjustments	(231)	-
Other Adjustments	-	-
Net Capital Per Above	$ 72,375	$ 44,031



ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants

BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17A-5

Investment Management Corporation
Bountiful, Utah

In planning and performing our audit of the financial statements of Investment Management Corporation for the year ended December 31, 2004 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company operates as a fully disclosed broker.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

During our study of the practices and procedures followed by the Company, in complying with the conditions of the exemption under rule 15c3-3, no matters came to our attention indicating that such conditions of the exemption were not complied with during the audit period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robison, Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
February 9, 2005